SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Rio de Janeiro – February 25, 2014 – Petrobras announces today its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB (A free translation from the original in Portuguese).

Consolidated net income attributable to the shareholders of Petrobras reached R$ 23,570 million in 2013 and R$ 6,281 million in the 4Q-2013.  Adjusted EBITDA reached R$ 62,967 million in 2013.

Highlights

R$ million
					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 x 2012 (%)

6,281	3,395	85	7,747	Consolidated net income attributable to the shareholders of Petrobras	23,570	21,182	11
2,534	2,522	−	2,614	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,539	2,598	(2)
15,553	13,091	19	11,944	Adjusted EBITDA	62,967	53,439	18
214,688	229,078	(6)	254,852	Market capitalization (Parent Company)	214,688	254,852	(16)

 The Company reported 4Q-2013 earnings of R$ 6,281 million and the following highlights:

•         Proved reserves reached 16.57 billion barrels of oil equivalent (BOE) according to ANP/SPE criteria, with a 43% increase on pre-salt proved reserves compared to 2012. Reserves-to-Production ratio (R/P) in Brazil was 20.0 years and the reserve replacement ratio (RRR) was 131%.

•         Higher domestic crude oil and NGL production (increase of 2%, 36 thousand barrels/day), due to the production start-up of new systems: FPSO Dynamic Producer (Lula Central), FPSO Cidade de São Vicente (Lula Extremo Sul) and P-63 (Papa Terra). In December the Company reached the crude oil production level of 371 thousand bpd at the pre-salt layer.

•         Discovery of a crude oil reservoir in the deep waters of the Potiguar Basin and confirmation of the potential of Moita Bonita área located in the ultra-deep waters of the Sergipe Basin.

•         Declaration of commerciality of crude oil and natural gas reservoirs included in the Assignment Agreement area, Franco and Sul de Tupi, and of the crude oil reservoir at the Carioca area, in the pre-salt layer of Santos Basin.

•         Diesel and gasoline prices increased 8% and 4%, respectively, from November 30, 2013, based on the pricing policy for these oil products.

•         Disposal of assets within the Divestment Program, including interest held in Parque das Conchas Offshore Project (BC-10), which resulted in gains of R$ 1,016 million, and the disposal of assets in Peru and Uruguay. Cash from the disposal of assets reached R$ 3,997 million in the 4Q-2013.

•         Proposed dividends of R$ 9,301 million, distributed as interest on capital in the amount of R$ 0.5217 per common share and R$ 0.9672 per preferred share. Interest on capital is a form of dividend distribution which is deductible for tax purposes, thus resulting in a tax benefit of R$ 3,162 million in 4Q-2013 to the Company.

Comments from the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Our 2013 net income was R$ 23.6 billion, a 11% rise from 2012’s result. This rise was influenced by higher fuel sale prices, due to three diesel and two gasoline price increases during the year, by the significant increase in oil products production at our refining facilities, by significant cost cutting and productivity boost as well as by the gains from asset sales.

Indeed, 2013 stands out for the successful implementation of our Structuring Programs, which by establishing new benchmarks for productivity and management of investment projects, imposed discipline in the use of the company’s financial resources.

Notably, through PROCOP – Operating Expenses Optimization Program – we reached savings of R$ 6.6 billion in 2013, far exceeding the R$ 3.9 billion target set for the year. The sale of assets under PRODESIN – Divestment Program – contributed R$ 8.5 billion to Cash Flow in 2013. Since this program was established in 2012, 21 transactions worth R$ 23.4 billion in asset sales and financial restructuring have been made.

The Structuring Programs have also brought the benefit of avoiding capital expenditures in 2013, as is the case with PRODESIN, INFRALOG – Logistical Infrastructure Optimization Program – and PRC-Poço – Well Cost Reduction Program, which, combined, have led to CAPEX savings of R$ 2.0 billion in the year.

We made further advances by establishing targets aimed at better positioning company personnel in order to meet the challenges of our Business and Management Plan. During the second half of 2013, we implemented Programa Mobiliza, which provided employees with 3,399 opportunities to move internally into areas that will require more personnel in the coming years, resulting in 1,133 voluntary transfers and consequently lower costs arising from new hires.

Another recently launched initiative was POP – Productivity Optimization Program, which resulted in the approval of the Voluntary Separation Incentive Plan, with voluntary enrollment until March 31, 2014. The plan covers eligible employees aged 55 or older and, in theory, can include up to 8.397 employees, approximately 10% of the company’s personnel.

Our oil output in Brazil averaged 1,931 thousand bpd, down by 2.5% from the forecast, due to factors already discussed in my previous letter, which include delay of the Buoyancy Supported Riser Systems for FPSOs Cidade de São Paulo and Cidade de Paraty, the need to make changes to the subsea layout of the Papa-Terra/P-63 project, as well as the limited number of PLSVs (Pipe-Laying Support Vessels).

We would like to point out that these matters have already been resolved not only by the unprecedented delivery of nine production units in 2013, with the addition of 1,000,000 barrels per day in capacity, but mainly by the successful installation of the first buoy on FPSO Cid. São Paulo and of the first well interconnected to this gathering system, which went into operation on February 18th, currently producing 36 thousand barrels per day and allowing the presalt production to achieve a new daily record of 407 thousand barrels per day on February 20th. Platforms P-63 and P-55 went into operation in November and December 2013, respectively, and units P-58 and P-62 will begin production in the first and second quarter of 2014 respectively. Six new PLSVs will be delivered in 2014, adding to the 11 vessels of this type that are currently in operation, enabling faster well to platform interconnection.

Improvement in the operational efficiency of older systems was another relevant factor in achieving the result. PROEF – Campos Basin Operational Efficiency Improvement Program – contributed 63 thousand bpd in additional oil output in 2013. Operational efficiency reached 75% at the Campos Basin Operational Unit (against 66% in April 2012) and 92% at the Rio Operational Unit (against 82% in September 2012).

The Petrobras Executive Board has made the implementation of these programs a top priority and, as shown, program results have significantly contributed to the achievement of the 2013 economic/financial result.

Sustained output growth in 2014 will not only count on necessary investments to maintain older and new systems – wells, submarine equipment and top-sides, but it will also count on the start-up of two new production units in the second half of the year,  FPSOs Cidade de Ilhabela and Cidade de Mangaratiba.

As for exploration, our proven reserves in Brazil reached 16 billion barrels of oil equivalent, with a reserves-to-production of 20 years and a reserve-replacement ratio of 131%, above 100% for 22 years in a row. Proven reserves in the pre-salt grew by 43% in 2013. Our exploratory success rate was 75% in 2013, reaching 100% in the pre-salt, already reflecting the Exploratory Policy implemented last year, which prioritizes less-risky locations and allocates more resources to production development activities. In 2013, prospecting and drilling expenses (dry wells) were R$ 6.1 billion, down 14% from R$ 7.1 billion in 2012.

As for the quantification of our production curve as of 2020, I would like to stress the excellent outcome in the auction of Libra field, the first to be developed under the production sharing agreement in Brazil, where we will work in partnership with Shell, Total, CNPC and CNOOC, companies with recognized experience and financial soundness.

In Refining, we continue to operate with excellent efficiency levels, which have led to an average oil products production of 2,124 thousand bpd, up by 6% from 2012’s output of 1,997 thousand bpd, notably due to higher gasoline (+53 thousand bpd) and diesel (+68 thousand bpd) production and a 97% utilization factor, against 94% reported in 2012.

This new operating parameter was achieved by the improved performance of our refineries resulting from the start-up of new units of quality and conversion since 2012, as well as the optimization of refining processes and removal of infrastructural bottlenecks in the movement of oil and oil products. In January 2014, Petrobras also began selling ultra-low sulfur gasoline (Gasoline S-50), a product whose quality is equivalent to that of the strictest markets in the world. This will allow new vehicles containing modern emission treatment technologies to enter the Brazilian market.

This notable performance of the refineries enabled a decline in the imported volumes of diesel (from 190 thousand bpd in 2012 to 174 thousand bpd in 2013) and gasoline (from 87 thousand bpd in 2012 to 32 thousand bpd in 2013), the latter also due to the higher anhydrous ethanol content in gasoline C.

New records were established in natural gas sales and electricity generation due to higher natural gas demand of 85 million m3/day in 2013, up by 15% from 2012. Petrobras-supplied thermoelectric generation was 7.5 GW/average, up by 66% from 2012.

I reiterate that the company’s excellent operational results were achieved by rigorously complying with standards and maintenance procedures at its facilities, ensuring the physical integrity of personnel and equipment. As a result, in 2013 we achieved the lowest reportable incident rates ever in the company’s history, which includes fatal accidents and spills, despite growing man-hours of exposure to risk.

Another important measure also adopted in 2013 related to foreign exchange was the extension of Hedge Accounting to future exports, enabling foreign exchange gains or losses related to net indebtedness exposed to foreign exchange variation to be recorded in stockholders’ equity and transferred to the financial result as exports are made. This measure promotes greater alignment between accounting results and our risk management policy, mitigating sudden oscillations on the financial result due to foreign exchange volatilities, which could not appropriately reflect the company’s economic performance in a given period.

Regarding our Diesel and Gasoline Price Policy, its effectiveness has been assessed on a monthly basis by our Board of Directors, according to the Relevant Fact released on November 29th, 2013.

Additionally, I would like to notice that in the second half of 2013 we implemented the Corruption Prevention Program, reaffirming the commitment of the Petrobras Executive Board and of its employees with ethics and transparency at our organization. The program complies with both national and international initiatives against fraud and corruption, as well as with the laws of the countries where Petrobras operates, with positive impacts in the relations with all its stakeholders.

We are building a higher value company: training our employees, mastering the necessary technologies to implement projects, our relevant oil reserves and rising output in the short-run along with our continuous commitment to increase efficiency, productivity and capital discipline will lead us to achieve even better results. Rising share prices and ensuring a fair return to our shareholders is a natural consequence of fulfilling our obligations.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 x 2012 (%)

81,028	77,700	4	73,405	Sales revenues	304,890	281,379	8
17,015	16,585	3	16,562	Gross profit	71,164	70,907	−
7,036	5,723	23	6,120	Net income before financial results, share of profit of equity-accounted investments and income taxes	34,364	32,397	6
(3,021)	(1,020)	(196)	2,788	Net finance income (expense)	(6,202)	(3,723)	(67)
6,281	3,395	85	7,747	Consolidated net income attributable to the shareholders of Petrobras	23,570	21,182	11
0.48	0.26	83	0.59	Basic and diluted earnings per share [1]	1.81	1.62	12
214,688	229,078	(6)	254,852	Market capitalization (Parent Company)	214,688	254,852	(16)

21	21	−	23	Gross margin (%)	23	25	(2)
9	7	2	8	Operating margin (%) [2]	11	12	(1)
8	4	4	11	Net margin (%)	8	8	−
15,553	13,091	19	11,944	Adjusted EBITDA – R$ million [3]	62,967	53,439	18

				Net Income before financial results, share of profit of equity-accounted investments and income taxes by business segment
17,845	17,682	1	17,653	. Exploration & Production	64,415	69,214	(7)
(8,224)	(8,528)	4	(8,614)	. Refining, Transportation and Marketing	(26,899)	(34,168)	21
(332)	(342)	3	592	. Gas & Power	1,344	2,091	(36)
(44)	(127)	65	(47)	. Biofuel	(315)	(250)	(26)
569	488	17	824	. Distribution	2,871	2,796	3
264	220	20	6	. International	3,891	3,740	4
(2,513)	(2,824)	11	(2,691)	. Corporate	(10,615)	(9,641)	(10)

35,153	25,150	40	24,329	Capital expenditures and investments	104,416	84,137	24

109.27	110.37	(1)	110.02	Brent crude (US$/bbl)	108.66	111.58	(3)
2.27	2.29	(1)	2.06	Average commercial selling rate for U.S. dollar	2.16	1.96	10
2.34	2.23	5	2.04	Period-end commercial selling rate for U.S. dollar	2.34	2.04	15
9.52	8.51	1	7.18	Selic interest rate - average (%)	8.19	8.54	−

				Average price indicators
215.33	210.00	3	196.33	Domestic basic oil products price (R$/bbl)	209.17	186.55	12
				Sales price - Brazil
96.92	98.87	(2)	100.56	. Crude oil (U.S. dollars/bbl) [4]	98.19	104.60	(6)
45.12	46.34	(3)	46.50	. Natural gas (U.S. dollars/bbl)	47.43	48.45	(2)
				Sales price - International
86.43	85.97	1	93.43	. Crude oil (U.S. dollars/bbl)	89.86	94.37	(5)
21.70	18.38	18	13.80	. Natural gas (U.S. dollars/bbl)	21.08	17.99	17

1 Basic and diluted earnings per share calculated based on the weighted average number of shares.

2 Calculated based on net income before financial results, share of profit of equity-accounted investments and income taxes.

3 EBITDA + share of profit of equity-accounted investments and impairment.

4 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

4Q-2013 x 3Q-2013 Results:

Gross Profit

Gross profit increased 3% (R$ 430 million), mainly due to:

➢   Sales revenues of R$ 81,028 million, 4% higher compared to the 3Q-2013, as a result of:

•  Higher domestic oil product sales prices, mainly of diesel and gasoline, and increased fuel oil average prices, due to deliveries to the thermoelectric sector;

•  Higher crude oil exports (17%), increased trading operations, fuel oil domestic demand (39%) and gasoline (4%), partially offset by lower diesel demand (3%).

➢    Costs of sales of R$ 64,013 million, 5% higher compared to the 3Q-2013 due to the higher expenses with oil product imports and production taxes and also to higher sales volumes, mainly of trading operations, fuel oil and gasoline.

Net income before financial results, share of profit of equity-accounted investments and income taxes

Net income before financial results, share of profit of equity-accounted investments and income taxes increased by 23% (R$ 1,313 million), reflecting the gain on disposal of interest of Parque das Conchas Offshore Project BC-10 (R$ 1,016 million), the lower write-offs of dry or subcommercial wells (R$ 429 million) and the increased gross profit. In the 3Q-2013, net income before financial results, share of profit of equity-accounted investments and income taxes was influenced by the disposal of BS-4 and Coulomb blocks generating a gain of R$ 557 million.

Net finance income (expense)

Net finance expense of R$ 3,021 million, an increase of R$ 2,001 million compared with the 3Q-2013, due to the higher impact of foreign currency depreciationon increased debt (5% in the 4Q-2013 and 0.6% in the 3Q-2013), together with lower income with financial investments, due to the decreased average balance invested, and to the increased finance expenses affected by the adhesion into the Federal Tax Settlement Program (REFIS) 5.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 6,281 million, 85% higher as compared to the 3Q-2013, due to the higher net income before financial results, share of profit of equity-accounted investments and income taxes and the tax benefit arised from interest on capital (R$ 3,162 million), partially offset by higher net finance expense.

5 See  Appendix 7 – Federal Tax Settlement Program (REFIS).

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

2013 x 2012 Results:

Gross Profit

Gross profit remained flat compared to 2012, mainly due to:

➢  Sales revenues of R$ 304,890 million, 8% higher compared to 2012, due to:

•   Higher oil product prices in the domestic market resulting from adjustments in gasoline and diesel prices, higher electricity prices and impact of foreign currency effects (10%) on oil product prices that are adjusted to reflect international prices;

•   A 4% increase in domestic oil product demand, mainly of diesel (5%), gasoline (4%) and fuel oil (17%), offset by lower crude oil export volumes (43%), attributable to lower production levels and higher feedstock processed.

➢  Cost of sales of R$ 233,726 million, 11% higher compared to 2012, due to:

•   A 4% increase in domestic sales volumes of oil products, met by higher oil product output from our refineries;

•   An increase in natural gas imports volumes to meet the thermoelectric demand and higher crude oil import volumes attributable to the increase in feedstock processed in our refineries, along with the impact of foreign currency depreciation on our unit costs (10%);

•   Increased crude oil production costs, attributable to the higher number of well interventions and to the production start-up of new systems, which are still not producing in full capacity.

Net income before finance expense, share of profit of equity-accounted investments and income taxes

Net income before finance expense, share of profit of equity-accounted investments and income taxes reached               R$ 34,364 million in 2013, a 6% increase compared to 2012, due to a decrease in write-offs of dry and sub-commercial wells and gains on disposal of assets, partially offset by higher employee compensation expenses arising from the 2012 and 2013 Collective Bargaining Agreements and by higher freight expenses due to increased domestic sales volume.

Net finance income (expense)

Net finance expense was R$ 6,202 million in 2013, a R$ 2,479 million increase compared to 2012, resulting from:

•       Lower finance income compared to 2012, when we benefited from the positive impact of gains on disposal of government bonds (National Treasury Notes – B Series) and interest income over judicial deposits (R$ 2,635 million);

•       Higher finance expense due to higher debt and adherence to the federal tax settlement program (REFIS);

•       Lower monetary and exchange variation losses (R$ 2,696 million) due to lower foreign currency exposure through the extension of our hedge accounting practice to future exports, reducing by R$ 12,691 million the impact of foreign currency effects on our financial result.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 23,570 million in 2013, a 11% increase compared to 2012, reflecting lower income tax expenses, the increased net income before finance expense, share of profit of equity-accounted investments and income taxes and higher share of profit of equity-accounted investments, partially offset by lower net finance income (expense).

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

Our segment results include transactions carried out with third parties and transactions between business areas, which are priced at internal transfer prices defined between the areas using methods based on market parameters.

EXPLORATION & PRODUCTION

				(R$ million)	Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Net Income	2013	2012	2013 x 2012 (%)

11,733	11,613	1	11,521		42,213	45,446	(7)

(4Q-2013 x 3Q-2013): Net income increased due to the higher crude oil and NGL production (2%), to the gains from the disposal of the total interest on Parque das Conchas Offshore Project (BC-10) and to the lower write-offs of dry or sub-commercial wells, partially offset by lower domestic crude oil sales/transfer prices and by increased production taxes.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$11.50/bbl in the 3Q-2013 to U.S.$12.35/bbl in the 4Q-2013.

(2013 x 2012): Lower net income is attributable to a decrease in crude oil and NGL production (2%), due to the natural decline of fields, slightly offset by the production start-up of new systems, and due to higher depreciation costs of equipment, increased freight costs for oil platforms, higher employee compensation costs and higher well interventions and maintenance costs. These effects were partially offset by higher domestic crude oil prices (sale/transfer), lower write-offs of dry or sub-commercial wells and by gains on the disposal of the total interest in BC-10 block.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$6.98/bbl in 2012 to US$10.47/bbl in 2013.

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Exploration & Production - Brazil (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

1,960	1,924	2	1,980	Crude oil and NGLs	1,931	1,980	(2)
380	390	(3)	398	Natural gas [6]	389	375	4
2,340	2,314	1	2,378	Total	2,320	2,355	(1)

(4Q-2013 x 3Q-2013): Crude oil and NGL production increased 2% due to the production start-up of wells in Baúna fields (FPSO Cidade de Itajaí) and Roncador (FPSO-Brasil and platform P-52), besides the start-up of FPSOs Dynamic Producer (Lula Central), Cidade de São Vicente (Lula Extremo Sul), platform P-63 (Papa-Terra) and also the lower number of scheduled stoppages.

Natural gas production decreased 3% due to the scheduled stoppage of Mexilhão platform during October 2013.

(2013 x 2012): Crude oil and NGL production decreased due to the natural decline of fields, partially offset by the production start-up of FPSOs Cidade de São Paulo (Sapinhoá), Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE Pilot), Dynamic Producer (Lula Central) and Cidade de São Vicente (Lula Extremo Sul), as well as the P-63 platform (Papa-Terra) and a full-year production in FPSO Cidade de Anchieta (Baleia Azul) in 2013.

Natural gas production increased by 4% in 2013 due to the production start-up of FPSOs Cidade de São Paulo and Cidade de Paraty, to the improved efficiency of the Mexilhão, Merluza and Lula fields and to the improved production potential of FPSO Cidade de Vitoria, in Golfinho, as well as to the full-year production in FPSO Cidade de Anchieta (Baleia Azul) in 2013.

(*) [6]

* Not reviewed by independent auditor.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Lifting Cost - Brazil 7 (*)	2013	2012	2013 x 2012 (%)

				U.S.$/barrel:
14.33	14.96	(4)	13.80	Excluding production taxes	14.76	13.79	7
33.10	33.25	−	33.11	Including production taxes	32.98	33.70	(2)

				R$/barrel:
32.66	34.28	(5)	28.33	Excluding production taxes	31.94	26.97	18
75.70	75.80	−	67.87	Including production taxes	71.66	65.91	9

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(4Q-2013 x 3Q-2013): Lifting cost excluding production taxes in U.S.$/barrel decreased by 4%. Excluding the impact of foreign currency effects it decreased by 5% due to lower employee compensation costs that, in the 3Q-2013, were influenced by the non-recurring personnel bonus arised from the 2013 Collective Bargaining Agreement, besides lower well intervention expenses.

(2013 x 2012): Lifting cost excluding production taxes in U.S.$/barrel increased 7%. Excluding the impact of foreign currency effects it increased by 13% due to the higher number of well interventions in the Campos Basin, related to PROEF (Operational Efficiency Increase Program), to the production start-up in FPSOs Cidade de São Paulo (Sapinhoá), Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE Pilot), and the P-63 platform (Papa Terra), with initially higher unit costs, as well as to an increase in employee compensation costs arising from the 2012 and 2013 Collective Bargaining Agreements.

Lifting Cost - Including production taxes – U.S.$/barrel

(4Q-2013 x 3Q-2013): Excluding the impact of foreign currency effects, lifting cost including production taxes, in U.S.$/barrel, decreased by 1% as explained above. The decrease was partially offset by higher production taxes (3%) due to the new levels of special participation charges in Marlim, Lula, Roncador and Baúna fields, due to higher production, despite the decreased average reference price of domestic oil in U.S. dollars, adjusted to reflect international prices.

(2013 x 2012): Excluding the impact of foreign currency effects, lifting cost including production taxes, in U.S.$/barrel, remained relatively flat. The relative increase in lifting cost was more than offset by a decrease in production taxes, attributable to the lower average reference price for domestic oil in U.S. dollars, adjusted to reflect international prices, and to reduced levels of special participation charges in Marlim, Barracuda and Albacora fields, due to lower production when compared to 2012.

(

* Not reviewed by independent auditor.

7 In the 1Q-2013, lifting cost was revised to exclude scheduled stoppages expenses. Though lifting cost is a non-GAAP measure, the portion of the calculation of this non-GAAP measure related to scheduled stoppage expenses was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance to the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

				(R$ million)	Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Net Income	2013	2012	2013 x 2012 (%)

(5,465)	(5,527)	1	(5,650)		(17,764)	(22,931)	23

(4Q-2013 x 3Q-2013): The diesel (8%) and gasoline (4%) price adjustments in the domestic market in November 2013 positively impacted the net income (loss). These effects were partially offset by losses on investees in petrochemical sector and by decreased oil product production (1%).

(2013 x 2012): Net losses were lower in 2013, reflecting the diesel and gasoline price adjustments in the domestic market from June 2012 on, and the higher feedstock processed in our refineries, reducing the share of oil product imports in our sales mix, partially offset by higher crude oil acquisition/transfer costs.

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

354	334	6	301	Crude oil imports	404	346	17
426	493	(14)	505	Oil product imports	389	433	(10)
780	827	(6)	806	Imports of crude oil and oil products	793	779	2
242	206	17	236	Crude oil exports [8]	207	364	(43)
160	196	(18)	141	Oil product exports	186	184	1
402	402	−	377	Exports of crude oil and oil products	393	548	(28)
(378)	(425)	11	(429)	Exports (imports) net of crude oil and oil products	(400)	(231)	(73)
2	−	−	1	Other exports	2	6	(67)

(4Q-2013 x 3Q-2013): Higher crude oil imports due to inventory replenishment.

Lower oil product imports reflecting the seasonal plantation and industrial activity.

Higher crude oil exports due to higher production and lower feedstock processed, generated by the REVAP scheduled stoppage and by the casualty on REPAR.

Lower oil product exports to meet the domestic thermoelectric demand for fuel oil.

(2013 x 2012): Higher crude oil imports are attributable to higher feedstock processed by our domestic refineries.

Oil product imports were lower due to an increase in oil product output at our refineries. The higher oil product production and lower crude oil production reduced the availability of crude oil volumes to export.

* Not reviewed by independent auditor.

8  Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Refining Operations (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

2,105	2,128	(1)	2,010	Output of oil products	2,124	1,997	6
2,102	2,102	−	2,018	Reference feedstock [9]	2,102	2,018	4
95	96	(1)	95	Refining plants utilization factor (%) [10]	97	94	3
1,994	2,027	(2)	1,924	Feedstock processed (excluding NGL) - Brazil [11]	2,029	1,898	7
2,039	2,072	(2)	1,970	Feedstock processed - Brazil [12]	2,074	1,944	7
83	82	1	83	Domestic crude oil as % of total feedstock processed	82	82	−

(4Q-2013 x 3Q-2013): The daily feedstock processed decreased 2% due to the REVAP scheduled stoppage and unscheduled stoppage in distillation unit of REPAR generated by a casualty.

(2013 x 2012): Daily feedstock processed (excluding NGL) increased by 7% due to the sustainable improvement of operating efficiency of our refineries through the optimization of refining processes and elimination of logistics bottlenecks. The new production level was reached complying with the equipment’s project limitations and the safety, environmental and product quality requirements.

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Refining Cost - Brazil 13 (*)	2013	2012	2013 x 2012 (%)

2.88	3.26	(12)	3.37	Refining cost (U.S.$/barrel)	3.09	3.44	(10)

6.62	7.45	(11)	6.98	Refining cost (R$/barrel)	6.67	6.73	(1)

(4Q-2013 x 3Q-2013): Refining cost in R$/barrel decreased by 11% mainly as a result of lower employee compensation costs that, in the 3Q-2013, were influenced by the non-recurring personnel bonus arised from the 2013 Collective Bargaining Agreement.

(2013 x 2012): Refining cost in R$/barrel decreased by 1% mainly due to an increase in feedstock processed and optimized routine maintenance costs. This effect was partially offset by higher employee compensation costs arising from the 2012 and 2013 Collective Bargaining Agreements.

* Not reviewed by independent auditor.

9 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.

10 Refining plants utilization factor is the relation between the feedstock processed (excluding NGL) and the reference feedstock.

11 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed. As from 4Q-2013, this indicator has been included, since it is factored into the calculation of the Refining Plants Utilization Factor.

12 Feedstock processed – Brazil includes crude oil and NGL processing.

13 In the 1Q-2013, refining cost was revised to exclude scheduled stoppages expenses. Though refining cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

GAS & POWER

				(R$ million)	Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Net Income	2013	2012	2013 x 2012 (%)

(6)	(192)	97	500		1,256	1,638	(23)

(4Q-2013 x 3Q-2013): The improved result was due to higher average electricity prices, mainly driven by increased differences settlement prices, partially offset by higher LNG and natural gas imports and by lower electricity generation.

(2013 x 2012): Net income decreased due to higher LNG and natural gas import costs to meet the thermoelectric demand, partially offset by higher thermoelectricity generation and higher average electricity prices, mainly attributable to lower water reservoir levels and increased difference settlement prices.

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Physical and Financial Indicators (*)	2013	2012	2013 x 2012 (%)

2,147	1,873	15	2,363	Sales of electricity (contracts) - average MW	2,056	2,318	(11)
2,866	3,483	(18)	5,279	Generation of electricity - average MW	3,983	2,699	48
292	180	62	308	Differences settlement price - R$/MWh [14]	262	161	63
88	84	5	107	Imports of LNG (Mbbl/d)	98	63	56
199	197	1	199	Imports of natural gas (Mbbl/d)	198	173	14

(4Q-2013 x 3Q-2013): The 15% increase on electricity sales volumes is due to new short-term agreements.

The decreased electricity generation (18%) was due to lower dispatch by the National Electricity System Operator (Operador Nacional do Sistema Elétrico – ONS) in the 4Q-2013, generated by higher rainfall levels.

The higher difference settlement price (62%) is due to the revision, at the end of the 3Q-2013, of the energetic models which are basis for operational planning and also for the calculation of difference settlement prices.

Higher imports of LNG (5%) due to lower supply of domestic gas, generated by the scheduled stoppage at the Mexilhão platform.

(2013 x 2012): Electricity sales volumes were 11% lower mainly due to the termination of long-term agreements in December 2012.

Increased electricity generation (48%) and difference settlement prices (63%) attributable to lower rainfall levels in the period.

An increase in LNG import volumes (56%) and in natural gas imports from Bolivia (14%) is attributable to increased thermoelectric demand in the period.

* Not reviewed by independent auditor.

14 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

				(R$ million)	Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Net Income	2013	2012	2013 x 2012 (%)

(36)	(96)	63	(17)		(254)	(218)	(17)

(4Q-2013 x 3Q-2013): The improved result was generated by higher average realization prices of biodiesel (3%) and by gains from investments in the ethanol sector, due to higher sales volume and increased average realization prices of ethanol.

(2013 x 2012): Biofuel net losses were higher, driven by lower biodiesel average sales prices (11%). This effect was partially offset by a decrease in share of losses of ethanol investments, attributable to increases in ethanol, electricity and sugar sales volumes, as well as the higher average sales prices of ethanol and electricity.

DISTRIBUTION

				(R$ million)	Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Net Income	2013	2012	2013 x 2012 (%)

356	312	14	544		1,843	1,793	3

(4Q-2013 x 3Q-2013): Net income was higher due to improved average sales margins of fuel products (6%) and to the increase in sales volume (5%), partially offset by higher sales and administrative expenses.

(2013 x 2012): The increased net income was due to a 7% increase in the average trade margins and a 4% increase in sales volumes. These effects were partially offset by higher selling and administrative expenses.

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Market Share (*)	2013	2012	2013 x 2012 (%)

37.4%	36.1%	1	38.6%		37.5%	38.1%	(1)

(4Q-2013 x 3Q-2013): The increase in the Market Share is mainly attributable to the recovery plan and also by the restarting of sales for the integrated thermoelectric system.	(2013 x 2012): Sales volumes were higher in the 4Q-2013, however market share decreased in 2013 due to a shift in our sales mix for higher margins.

* Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

				(R$ million)	Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Net Income	2013	2012	2013 x 2012 (%)

640	308	108	(629)		3,648	1,305	180

(4Q-2013 x 3Q-2013): Net income was higher due to the recognition of tax credits in Netherlands in the 4Q-2013 (R$ 818 million), minimized by the provision for losses in investments in Venezuela (R$ 188 million) at this quarter and by gain from the disposal of U.S. Coulomb field in the 3Q-2013 (R$ 276 million).

(2013 x 2012): Net income was higher due to gains on disposal of assets within the Divestment Program (PRODESIN), mainly in Africa and in the United States, and to the recognition of tax credits in the Netherlands. Lower exploration costs and write-offs of wells also had a positive impact. These effects were partially offset by lower crude oil and NGL production.

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Exploration & Production-International (Mbbl/d)15(*)	2013	2012	2013 x 2012 (%)

				Consolidated international production
73	82	(11)	133	Crude oil and NGLs	109	139	(22)
89	92	(3)	97	Natural gas	91	97	(6)
162	174	(7)	230	Total	200	236	(15)
32	34	(6)	6	Non-consolidated international production	19	7	171
194	208	(7)	236	Total international production	219	243	(10)

(4Q-2013 x 3Q-2013): Crude oil and NGL production decreased 11%, mainly in the United States, due to the stoppage of 27 days in Cascade and Chinook fields for the installation of umbilicals of energy and submarine pumps, to the disposal of Coulomb field in September, to the natural decline of mature fields and to the maintenance scheduled stoppage in Santa Cruz field, in Argentina.

Decreased natural gas production (3%), mainly in Bolivia, due to the maintenance stoppage at San Antonio field, together with the sale of Coulomb field in September, in the United States.

(2013 x 2012): Crude oil and NGL production was 22% lower due to the disposal in June 2013 of 50% of our interest of companies in Nigeria. As from June 2013, the remaining 50% of the production has been considered non-consolidated production.

Natural gas production also decreased, mainly in Argentina, due to the closure of a natural gas well in the Santa Cruz field, resulting from an increase in water production.

*  Not reviewed by independent auditor.

15 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Lifting Cost - International (U.S.$/barrel) 19 (*)	2013	2012	2013 x 2012 (%)

11.72	9.73	20	10.06		9.50	8.86	7

(4Q-2013 x 3Q-2013): Lifting cost was 20% higher due to the lower production in the United States, generated by the production stoppage in Cascade and Chinook fields, for the installation of energy umbilicals and submarine pumps.

(2013 x 2012): International lifting cost was 7% higher, mainly driven by the disposal of our interest of companies in Nigeria, which had lower-than-average costs, when compared to other assets in the international segment. In addition, there were lower production volumes and higher costs in Argentina attributable to environmental repair services in production storage tanks.

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Refining Operations - International (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

175	149	17	159	Total feedstock processed [16]	169	177	(5)
196	161	22	177	Output of oil products	185	192	(4)
231	231	−	231	Reference feedstock [17]	231	231	−
74	61	13	65	Refining plants utilization factor (%) [18]	70	70	−

(4Q-2013 x 3Q-2013): Higher feedstock processed, with increased output of oil products and nominal capacity utilization due to the stabilization of the Japanese refining process after unscheduled stoppages and inspections in the 3Q-2013, together with the output increase in U.S. refinery that overcame operational limitations.

(2013 x 2012): Despite the higher feedstock processed at the U.S. refinery due to increased operational availability in 2013, total feedstock processed was lower, driven by the lower feedstock processed at the Japanese refinery due to unscheduled stoppages and to lower oil products demand, reducing oil products production.

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012	Refining Cost - International (U.S.$/barrel) 19 (*)	2013	2012	2013 x 2012 (%)

4.44	4.26	4	4.78		4.06	3.87	5

(4Q-2013 x 3Q-2013): Refining cost increased 4% due to the higher maintenance expenses with tanks in Japan, partially offset by higher feedstock processed in Japan and in the United States.	(2013 x 2012): International refining cost was 5% higher due to the lower feedstock processed in the Japanese refinery.

* Not reviewed by independent auditor.

16 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

17 Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.

18 Refining Plants Utilization Factor is the relation between the crude oil processed at the distillation plant and the reference feedstock.

19 In 1Q-2013, lifting and refining cost were revised to exclude scheduled stoppages expenses. Though lifting and refining cost are a non-GAAP measure, it were revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting and refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 x 2012 (%)

1,005	1,031	(3)	986	Diesel	984	937	5
610	587	4	610	Gasoline	590	570	4
99	71	39	108	Fuel oil	98	84	17
164	172	(5)	156	Naphtha	171	165	4
235	243	(3)	223	LPG	231	224	3
108	108	−	106	Jet fuel	106	106	−
204	210	(3)	202	Others	203	199	2
2,425	2,422	−	2,391	Total oil products	2,383	2,285	4
106	95	12	91	Ethanol, nitrogen fertilizers, renewables and other products	91	83	10
392	392	−	408	Natural gas	409	357	15
2,923	2,909	−	2,890	Total domestic market	2,883	2,725	6
404	402	−	378	Exports	395	554	(29)
567	505	12	484	International sales	514	506	2
971	907	7	862	Total international market	909	1,060	(14)
3,894	3,816	2	3,752	Total	3,792	3,785	−

(4Q-2013 x 3Q-2013): Our domestic sales volumes remained flat compared with the 3Q-2013, primarily due to:

•         Gasoline (a 4% increase) – due to the increase of salaries in the market generated by Christmas bonus, seasonality of consumption and increase of light vehicle fleet;

•         Fuel oil (a 39% increase) – due to the increased consumption at thermoelectric plants and higher demand in some companies to supply natural gas to thermoelectric plants;

•         Diesel (a 3% decrease) – due to the seasonality of diesel demand, considering that the economic growth is higher in average in the 3Q-2013.

(2013 x 2012): Our domestic sales volumes increased by 6% compared with 2012, primarily due to:

•         Diesel (a 5% increase) – due to the increase in the retail sector, higher thermoelectric consumption, higher grain harvest and an increase in the Brazilian diesel light vehicle fleet;

•         Gasoline (a 4% increase) – due to the increase in the flex-fuel automotive fleet, driven by the higher competitive advantage relative to ethanol in most Brazilian states and to the decreased market share of our competitors. These effects were partially offset by the increase of the anhydrous ethanol content in Type C gasoline (from 20% to 25%);

•         Fuel oil (a 17% increase) – due to increased consumption at thermoelectric plants for electricity generation and higher demand from suppliers of natural gas to thermoelectric plants;

•         Natural gas (a 15% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants.

* Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary 20

R$ million
				Jan-Dec
4Q-2013	3Q-2013	4Q-2012		2013	2012

57,879	72,761	52,620	Adjusted cash and cash equivalents at the beginning of period [21]	48,497	52,532
(18,529)	(21,511)	(22,433)	Government securities at the beginning of period	(20,869)	(16,785)
39,350	51,250	30,187	Cash and cash equivalents at the beginning of period [20]	27,628	35,747
10,776	14,358	11,677	Net cash provided by operating activities	56,210	54,145
(18,420)	(19,590)	(21,121)	Net cash used in investing activities	(76,674)	(74,939)
(32,109)	(24,348)	(23,955)	Investments in operating segments	(98,038)	(79,832)
3,997	1,194	569	Sale of assets (disinvestments)	8,383	569
9,692	3,564	2,265	Investments in marketable securities	12,981	4,324
(7,644)	(5,232)	(9,444)	(=) Net cash flow	(20,464)	(20,794)
4,553	(3,791)	6,448	Net financings	33,176	17,316
12,828	9,692	13,069	Proceeds from long-term financing	83,669	48,931
(8,275)	(13,483)	(6,621)	Repayments	(50,493)	(31,615)
(2)	(2,904)	(1)	Dividends paid to shareholders	(5,776)	(6,187)
63	(1)	427	Non-controlling interest	(137)	520
852	28	11	Effect of exchange rate changes on cash and cash equivalents	2,745	1,026
37,172	39,350	27,628	Cash and cash equivalents at the end of period [20]	37,172	27,628
9,085	18,529	20,869	Government securities at the end of period	9,085	20,869
46,257	57,879	48,497	Adjusted cash and cash equivalents at the end of period [21]	46,257	48,497

The resources needed to fund our investments in operating segments (R$ 98,038 million) and payment of dividends (R$ 5,776 million) were met by net cash provided by operating activities (R$ 56,210 million), net proceeds from long-term financing (R$ 33,176 million), cash provided by the sale of assets (R$ 8,383 million), as well as a reduction in our adjusted cash and cash equivalents 21 balance of R$ 2,240 million.

Net cash provided by operating activities increased by 4% as a result of increases in diesel and gasoline prices in the domestic market during 2013 and by the 6% increase in outputs of refined products, which contributed to a reduction in oil product import volumes. These effects were partially offset by the impact of the depreciation of the Real on import costs and by the lower crude oil export volumes.

Proceeds from long-term financing, net of repayments, totalled R$ 33,176 million in 2013, an increase of R$ 15,860 million when compared to 2012. The principal sources of long-term financing were the issuance of a series of U.S. dollar bonds totalling approximately US$ 11 billion in the capital markets in May 2013, and long-term financing from foreign and Brazilian financial institutions.

Proceeds from the sale of assets throughout 2013 totalled R$ 8,383 million. These divestments were the result of our announced Divestment Program (PRODESIN), with the majority of the proceeds coming from the disposal of 50% of our interest in operations in Africa (via the formation and partial sale of a joint venture combining our African assets) and the disposal of our interest in block BC-10, located in Brazil.

The uses of cash were primarily for investments in operating segments, which totalled R$ 98,038 million in 2013 versus R$ 79,832 million in 2012. Higher expenditures in E&P (R$ 16,547 million), including R$ 6 billion related to acquisition costs of rights over the Libra block in the pre-salt area were largely responsible for the increase.

Payment of dividends during 2013 totalled R$ 5,776 million.

As of December 31, 2013, our balance of cash and cash equivalents amounted to R$ 37,172 million (R$ 27,628 million as of December 31, 2012). Considering the reduction in our balance of government bonds with maturities of more than 90 days, our adjusted cash and cash equivalents balance decreased 5% in 2013 (R$ 46,257 million) compared to 2012 (R$ 48,497 million).

20 For more details, see the Consolidated Statement of Cash Flows Data on page 21.

21 Our adjusted cash and cash equivalents include government bonds with maturities of more than 90 days. This measure is not computed in accordance with International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Jan-Dec
	2013	%	2012	%	Δ%

Exploration & Production	59,993	57	42,970	51	40
Refining, Transportation and Marketing	30,740	29	28,860	34	7
Gas & Power	5,919	6	4,166	5	42
International	5,127	5	5,098	6	1
Exploration & Production	4,592	90	4,649	91	(1)
Refining, Transportation and Marketing	345	7	259	5	33
Gas & Power	56	1	11	−	409
Distribution	115	2	145	3	(21)
Other	19	−	34	1	(44)
Distribution	1,120	1	1,307	2	(14)
Biofuel	322	−	299	−	8
Corporate	1,195	1	1,437	2	(17)
Total capital expenditures and investments	104,416	100	84,137	100	24

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In 2013, we invested an amount of R$ 104,416 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	12.31.2013	12.31.2012	Δ%

Current debt 22	18,782	15,320	23
Non-current debt23	249,038	180,994	38
Total	267,820	196,314	36
Cash and cash equivalents	37,172	27,628	35
Government securities (maturity of more than 90 days)	9,085	20,869	(56)
Adjusted cash and cash equivalents	46,257	48,497	(5)
Net debt 24	221,563	147,817	50
Net debt/(net debt+shareholders' equity)	39%	31%	8
Total net liabilities 25	706,710	620,535	14
Capital structure
(Net third parties capital / total net liabilities)	51%	47%	4
Net debt/Adjusted EBITDA ratio	3.52	2.77	27

	U.S.$ million

	12.31.2013	12.31.2012	Δ%

Current debt [22]	8,017	7,497	7
Non-current debt [23]	106,308	88,570	20
Total	114,325	96,067	19
Net debt [24]	94,579	72,335	31

The net debt of the Consolidated Petrobras Group in Reais increased by 50% over December 31, 2012, due to the long-term financing raised and to the impact of 14.6% from the depreciation of the Real against the U.S. dollar.

22 Includes Capital lease obligations (R$ 38 million on December 31, 2013 and R$ 37 million on December 31, 2012).

23 Includes Capital lease obligations (R$ 171 million on December 31, 2013 and R$ 176 million on December 31, 2012).

24 Our net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

25 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated

R$ million
				Jan-Dec
4Q-2013	3Q-2013	4Q-2012		2013	2012

81,028	77,700	73,405	Sales revenues	304,890	281,379
(64,013)	(61,115)	(56,843)	Cost of sales	(233,726)	(210,472)
17,015	16,585	16,562	Gross profit	71,164	70,907
(2,892)	(2,862)	(2,370)	Selling expenses	(10,601)	(9,604)
(2,888)	(2,803)	(2,605)	General and administrative expenses	(10,751)	(9,842)
(1,742)	(2,214)	(2,152)	Exploration costs	(6,445)	(7,871)
(570)	(590)	(703)	Research and development expenses	(2,428)	(2,238)
(1,030)	(219)	(271)	Other taxes	(1,721)	(760)
(857)	(2,174)	(2,341)	Other operating income and expenses, net	(4,854)	(8,195)
(9,979)	(10,862)	(10,442)		(36,800)	(38,510)
7,036	5,723	6,120	Net income before financial results, share of profit of equity-accounted investments and income taxes	34,364	32,397
825	1,205	3,426	Finance income	3,911	7,241
(2,076)	(1,240)	(1,118)	Finance expense	(5,795)	(3,950)
(1,770)	(985)	480	Foreign exchange and inflation indexation charges	(4,318)	(7,014)
(3,021)	(1,020)	2,788	Net finance income (expense)	(6,202)	(3,723)
56	493	182	Share of profit of equity-accounted investments	1,095	84
(225)	(229)	(381)	Profit-sharing	(1,102)	(1,005)
3,846	4,967	8,709	Net income before income taxes	28,155	27,753
2,105	(1,425)	(942)	Income taxes	(5,148)	(6,794)
5,951	3,542	7,767	Net income	23,007	20,959
			Net income (loss) attributable to:
6,281	3,395	7,747	Shareholders of Petrobras	23,570	21,182
(330)	147	20	Non-controlling interests	(563)	(223)
5,951	3,542	7,767		23,007	20,959

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated 26

ASSETS	R$ million

	12.31.2013	12.31.2012

Current assets	123,351	118,101
Cash and cash equivalents	37,172	27,628
Marketable securities	9,101	21,316
Trade and other receivables, net	22,652	22,681
Inventories	33,324	29,736
Recoverable taxes	11,646	11,387
Assets classified as held for sale	5,638	290
Other current assets	3,818	5,063

Non-current assets	629,616	550,931
Long-term receivables	44,000	38,531
Trade and other receivables, net	10,616	9,075
Marketable securities	307	359
Judicial deposits	5,866	5,510
Deferred taxes	2,647	2,608
Other tax assets	12,603	10,673
Advances to suppliers	7,566	6,449
Other non-current assets	4,395	3,857
Investments	15,615	12,477
Property, plant and equipment	533,880	418,716
Intangible assets	36,121	81,207
Total assets	752,967	669,032

LIABILITIES	R$ million

	12.31.2013	12.31.2012

Current liabilities	82,525	69,621
Trade payables	27,922	24,775
Current debt	18,782	15,320
Taxes payable	11,597	12,522
Dividends payable	9,301	6,154
Employee compensation (payroll, profit-sharing and related charges)	4,806	4,420
Pension and medical benefits	1,912	1,610
Liabilities associated with assets classified as held for sale	2,514	−
Other current liabilities	5,691	4,820
Non-current liabilities	321,108	268,636
Non-current debt	249,038	180,994
Deferred taxes	23,206	24,472
Pension and medical benefits	27,541	39,716
Provision for decommissioning costs	16,709	19,292
Provisions for legal proceedings	2,918	2,585
Other non-current liabilities	1,696	1,577
Shareholders' equity	349,334	330,775
Share capital	205,411	205,392
Profit reserves and others	142,529	123,029
Non-controlling interests	1,394	2,354
Total liabilities and shareholders' equity	752,967	669,032

26 Some amounts of 2012 were adjusted by the adoption of the IAS 19 amendment, which eliminated the “corridor approach” for the recognition of the actuarial gains or losses and by offsetting deferred income tax assets against deferred income tax liabilities (see Note 2.3 of the Consolidated Financial Statements Report of December 31, 2013).

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

				Jan-Dec
4Q-2013	3Q-2013	4Q-2012		2013	2012

6,281	3,395	7,747	Net income attributable to the shareholders of Petrobras	23,570	21,182
4,495	10,963	3,930	(+) Adjustments for:	32,640	32,963
7,504	7,597	5,925	Depreciation, depletion and amortization	28,467	21,766
2,636	2,027	612	Foreign exchange and inflation indexation and finance charges	7,027	8,584
(330)	147	21	Non-controlling interests	(563)	(223)
(56)	(493)	(182)	Share of profit of equity-accounted investments	(1,095)	(84)
(2,134)	(343)	4	Sales/offsets of assets	(3,877)	17
(6,875)	2,016	(1,358)	Deferred income taxes, net	323	2,222
1,254	1,684	1,502	Exploration expenditures writen-off	4,169	5,628
1,671	366	665	Impairment	2,508	1,747
1,380	1,360	1,056	Pension and medical benefits (actuarial expense)	5,515	4,074
200	(3,164)	100	Inventories	(4,601)	(3,560)
(3,283)	(188)	(1,798)	Trade and other receivables, net	(2,693)	(3,068)
1,742	849	(1,621)	Trade payables	2,516	2,115
(590)	(347)	(520)	Pension and medical benefits	(1,724)	(1,443)
3,426	(1,956)	2,323	Taxes payable	(3,000)	(307)
(2,050)	1,408	(2,799)	Other assets and liabilities	(332)	(4,505)
10,776	14,358	11,677	(=) Net cash provided by (used in) operating activities	56,210	54,145
(18,420)	(19,590)	(21,121)	(-) Net cash provided by (used in) investing activities	(76,674)	(74,939)
(32,109)	(24,348)	(23,955)	Investments in operating segments	(98,038)	(79,832)
3,997	1,194	569	Sale of assets (disinvestments)	8,383	569
9,692	3,564	2,265	Investments in marketable securities	12,981	4,324
(7,644)	(5,232)	(9,444)	(=) Net cash flow	(20,464)	(20,794)
4,614	(6,696)	6,874	(-) Net cash provided by (used in) financing activities	27,263	11,649
12,828	9,692	13,069	Proceeds from long-term financing	83,669	48,931
(6,272)	(9,474)	(4,635)	Repayment of principal	(39,560)	(22,317)
(2,003)	(4,009)	(1,986)	Repayment of interest	(10,933)	(9,298)
(2)	(2,904)	(1)	Dividends paid	(5,776)	(6,187)
63	(1)	427	Non-controlling interest	(137)	520
852	28	11	(+) Effect of exchange rate changes on cash and cash equivalents	2,745	1,026
(2,178)	(11,900)	(2,559)	(=) Net increase (decrease) in cash and cash equivalents in the period	9,544	(8,119)
39,350	51,250	30,187	Cash and cash equivalents at the beginning of period	27,628	35,747
37,172	39,350	27,628	Cash and cash equivalents at the end of period	37,172	27,628

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	147,281	239,363	30,011	832	89,081	35,062	−	(236,740)	304,890
Intersegments	144,809	82,000	2,558	693	2,126	4,554	−	(236,740)	−
Third parties	2,472	157,363	27,453	139	86,955	30,508	−	−	304,890
Cost of sales	(73,917)	(258,057)	(26,124)	(926)	(80,969)	(29,951)	−	236,218	(233,726)
Gross profit (loss)	73,364	(18,694)	3,887	(94)	8,112	5,111	−	(522)	71,164
Expenses	(8,949)	(8,205)	(2,543)	(221)	(5,241)	(1,220)	(10,615)	194	(36,800)
Selling, general and administrative expenses	(957)	(5,990)	(2,360)	(119)	(5,218)	(1,855)	(5,201)	348	(21,352)
Exploration costs	(6,057)	−	−	−	−	(388)	−	−	(6,445)
Research and development expenses	(1,110)	(525)	(123)	(36)	(4)	(6)	(624)	−	(2,428)
Other taxes	(538)	(360)	(174)	(2)	(40)	(297)	(310)	−	(1,721)
Other operating income and expenses, net	(287)	(1,330)	114	(64)	21	1,326	(4,480)	(154)	(4,854)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	64,415	(26,899)	1,344	(315)	2,871	3,891	(10,615)	(328)	34,364
Net finance income (expense)	−	−	−	−	−	−	(6,202)	−	(6,202)
Share of profit of equity-accounted investments	4	159	532	(44)	4	366	74	−	1,095
Profit-sharing	(381)	(284)	(48)	(2)	(85)	(31)	(271)	−	(1,102)
Net income (loss) before income taxes	64,038	(27,024)	1,828	(361)	2,790	4,226	(17,014)	(328)	28,155
Income taxes	(21,772)	9,242	(441)	107	(947)	(451)	9,001	113	(5,148)
Net income (loss)	42,266	(17,782)	1,387	(254)	1,843	3,775	(8,013)	(215)	23,007
Net income (loss) attributable to:
Shareholders of Petrobras	42,213	(17,764)	1,256	(254)	1,843	3,648	(7,157)	(215)	23,570
Non-controlling interests	53	(18)	131	−	−	127	(856)	−	(563)
	42,266	(17,782)	1,387	(254)	1,843	3,775	(8,013)	(215)	23,007

Consolidated Income Statement by Segment – 2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	145,573	227,643	23,209	895	79,601	34,985	−	(230,527)	281,379
Intersegments	143,873	74,166	2,503	719	1,724	7,542	−	(230,527)	−
Third parties	1,700	153,477	20,706	176	77,877	27,443	−	−	281,379
Cost of sales	(65,651)	(253,895)	(19,010)	(945)	(72,316)	(27,499)	−	228,844	(210,472)
Gross profit (loss)	79,922	(26,252)	4,199	(50)	7,285	7,486	−	(1,683)	70,907
Expenses	(10,708)	(7,916)	(2,108)	(200)	(4,489)	(3,746)	(9,641)	298	(38,510)
Selling, general and administrative expenses	(963)	(5,935)	(1,896)	(125)	(4,373)	(1,805)	(4,647)	298	(19,446)
Exploration costs	(7,114)	−	−	−	−	(757)	−	−	(7,871)
Research and development expenses	(1,057)	(444)	(74)	(67)	(5)	(1)	(590)	−	(2,238)
Other taxes	(103)	(128)	(116)	(2)	(24)	(219)	(168)	−	(760)
Other operating income and expenses, net	(1,471)	(1,409)	(22)	(6)	(87)	(964)	(4,236)	−	(8,195)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	69,214	(34,168)	2,091	(250)	2,796	3,740	(9,641)	(1,385)	32,397
Net finance income (expense)	−	−	−	−	−	−	(3,723)	−	(3,723)
Share of profit of equity-accounted investments	(3)	(205)	378	(52)	2	(31)	(5)	−	84
Profit-sharing	(342)	(267)	(38)	(2)	(83)	(29)	(244)	−	(1,005)
Net income (loss) before income taxes	68,869	(34,640)	2,431	(304)	2,715	3,680	(13,613)	(1,385)	27,753
Income taxes	(23,417)	11,709	(698)	86	(922)	(2,244)	8,222	470	(6,794)
Net income (loss)	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959
Net income (loss) attributable to:
Shareholders of Petrobras	45,446	(22,931)	1,638	(218)	1,793	1,305	(4,936)	(915)	21,182
Non-controlling interests	6	−	95	−	−	131	(455)	−	(223)
	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(1,460)	(242)	(228)	−	−	(63)	(39)	−	(2,032)
Pension and medical benefits	−	−	−	−	−	−	(1,933)	−	(1,933)
Institutional relations and cultural projects	(278)	(81)	(14)	−	(150)	(30)	(1,237)	−	(1,790)
Inventory write-down to net realizable value (market value)	(10)	(461)	(8)	(70)	−	(720)	−	−	(1,269)
Impairment	(9)	−	−	−	−	(1,229)	−	−	(1,238)
Expenses related with collective bargaining agreeement	(369)	(208)	(32)	−	(50)	(11)	(287)	−	(957)
(Losses)/gains on legal proceedings	436	(184)	(11)	−	(58)	(40)	(648)	−	(505)
Expenditures on health, safety and environment	(72)	(158)	(14)	−	−	(31)	(207)	−	(482)
Government Grants	39	97	167	−	−	82	7	−	392
(Expenditures)/reimbursements from operations in E&P partnerships	525	−	−	−	−	(3)	−	−	522
(Losses)/gains on disposal of non current assets	843	(127)	7	−	40	3,246	(132)	−	3,877
Others	68	34	247	6	239	125	(4)	(154)	561
	(287)	(1,330)	114	(64)	21	1,326	(4,480)	(154)	(4,854)

Other Operating Income (Expenses) by Segment – 2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(1,253)	(171)	(169)	−	−	(53)	(32)	−	(1,678)
Pension and medical benefits	−	−	−	−	−	−	(2,032)	−	(2,032)
Institutional relations and cultural projects	(81)	(87)	(14)	−	(120)	(34)	(1,182)	−	(1,518)
Inventory write-down to net realizable value (market value)	(21)	(525)	−	(10)	−	(909)	−	−	(1,465)
Impairment	(71)	278	(1)	−	−	(487)	−	−	(281)
Expenses related with collective bargaining agreeement	(341)	(204)	(28)	−	(52)	(12)	(265)	−	(902)
(Losses)/gains on legal proceedings	(120)	(431)	(61)	−	(138)	(166)	(476)	−	(1,392)
Expenditures on health, safety and environment	(61)	(197)	(8)	−	−	(72)	(230)	−	(568)
(Expenditures)/reimbursements from operations in E&P partnerships	473					72			545
Government Grants	47	64	22	−	−	622	−	−	755
(Losses)/gains on disposal of non current assets	(28)	(105)	(5)	−	40	87	(6)	−	(17)
Others	(15)	(31)	242	4	183	(12)	(13)	−	358
	(1,471)	(1,409)	(22)	(6)	(87)	(964)	(4,236)	−	(8,195)

Consolidated Assets by Segment – 12.31.2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	357,729	215,770	64,899	2,803	17,993	42,454	66,859	(15,540)	752,967

Current assets	13,826	44,659	9,052	181	5,755	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,111	55,847	2,622	12,238	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,278	4,341	5	5,277	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,080	48,919	520	6,260	18,671	7,757	(173)	533,880
Operating assets	212,914	75,697	39,118	480	4,707	8,882	5,415	(173)	347,039
Assets under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	324	832	−	687	1,323	760	−	36,121

Consolidated Assets by Segment – 12.31.2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	309,464	186,643	57,632	2,550	16,615	38,015	73,289	(15,176)	669,032

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,172)	118,101
Non-current assets	296,049	145,033	50,255	2,311	10,125	30,829	17,333	(1,004)	550,931
Long-term receivables	9,727	9,112	2,991	33	3,785	4,295	9,592	(1,004)	38,531
Investments	164	5,920	2,371	1,757	31	1,915	319	−	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	−	418,716
Operating assets	131,714	59,930	37,000	485	4,212	13,925	4,572	−	251,838
Assets under construction	78,315	69,756	7,108	36	1,373	8,312	1,978	−	166,878
Intangible assets	76,129	315	785	−	724	2,382	872	−	81,207

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	42,266	(17,782)	1,387	(254)	1,843	3,775	(8,013)	(215)	23,007
Net finance income (expense)	−	−	−	−	−	−	6,202	−	6,202
Income taxes	21,772	(9,242)	441	(107)	947	451	(9,001)	(113)	5,148
Depreciation, depletion and amortization	16,867	5,842	1,995	24	450	2,305	984	−	28,467
EBITDA	80,905	(21,182)	3,823	(337)	3,240	6,531	(9,828)	(328)	62,824
Share of profit of equity-accounted investments	(4)	(159)	(532)	44	(4)	(366)	(74)	−	(1,095)
Impairment	9	−	−	−	−	1,229	−	−	1,238
Adjusted EBITDA	80,910	(21,341)	3,291	(293)	3,236	7,394	(9,902)	(328)	62,967

 Consolidated Adjusted EBITDA Statement by Segment – 2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959
Net finance income (expense)	−	−	−	−	−	−	3,723	−	3,723
Income taxes	23,417	(11,709)	698	(86)	922	2,244	(8,222)	(470)	6,794
Depreciation, depletion and amortization	12,763	4,109	1,783	41	396	2,001	673	−	21,766
EBITDA	81,632	(30,531)	4,214	(263)	3,111	5,681	(9,217)	(1,385)	53,242
Share of profit of equity-accounted investments	3	205	(378)	52	(2)	31	5	−	(84)
Impairment	71	(278)	1	−	−	487	−	−	281
Adjusted EBITDA	81,706	(30,604)	3,837	(211)	3,109	6,199	(9,212)	(1,385)	53,439

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - 2013

Sales revenues	8,791	18,648	1,193	11,274	17	(4,861)	35,062
Intersegments	5,055	4,254	79	15	12	(4,861)	4,554
Third parties	3,736	14,394	1,114	11,259	5	−	30,508
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	4,231	(55)	144	229	(655)	(3)	3,891
Net income (loss) attributable to the shareholders of Petrobras	3,425	(34)	150	200	(90)	(3)	3,648

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - 2012

Sales revenues	10,468	17,533	1,175	10,133	−	(4,324)	34,985
Intersegments	7,472	4,290	73	31	−	(4,324)	7,542
Third parties	2,996	13,243	1,102	10,102	−	−	27,443
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	4,702	(831)	262	141	(567)	33	3,740
Net income (loss) attributable to the shareholders of Petrobras	2,509	(816)	243	132	(796)	33	1,305

 Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets on December 31, 2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454
Total assets on December 31, 2012	30,817	4,913	1,551	2,217	2,958	(4,441)	38,015

APPENDIX

1.       Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

	3Q-2013	4Q-2013	Δ (*)
Effect of the average cost on the cost of sales (R$ million)
( ) unfavorable	1,803	197	(1,606)

(*)The cost of sales of the 4Q-2013 was less favored by the effect of the average cost of inventories compared with the 3Q-2013.

2.       Reconciliation of EBITDA

R$ million
					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 X 2012 (%)

5,951	3,542	68	7,767	Net income	23,007	20,959	10
3,021	1,020	196	(2,788)	Net finance income (expense)	6,202	3,723	67
(2,105)	1,425	(248)	942	Income taxes	5,148	6,794	(24)
7,504	7,597	(1)	5,925	Depreciation, depletion and amortization	28,467	21,766	31
14,371	13,584	6	11,846	EBITDA	62,824	53,242	18
(56)	(493)	89	(182)	Share of profit of equity-accounted investments	(1,095)	(84)	(1,204)
1,238	−	-	280	Impairment	1,238	281	341
15,553	13,091	19	11,944	Adjusted EBITDA	62,967	53,439	18

19	17	2	16	Adjusted EBITDA margin (%) [27]	21	19	2

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of profit of equity-accounted investments and impairment, which provides a better information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

27 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3.       Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by current taxes paid and payable, was R$ 74,722 million.

R$ million
					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 x 2012 (%)
				Economic Contribution - Brazil
11,469	11,477	−	9,936	Domestic Value-Added Tax (ICMS)	43,383	39,412	10
−	−	−	18	CIDE	−	2,023	(100)
4,032	3,220	25	4,058	PIS/COFINS	15,851	15,951	(1)
(1,929)	1,394	(238)	432	Income Tax and Social Contribution	4,580	4,850	(6)
2,036	967	111	1,256	Others	4,773	3,934	21
15,608	17,058	(9)	15,700	Subtotal - Brazil	68,587	66,170	4
1,416	1,393	2	1,784	Economic Contribution - International	6,135	6,873	(11)
17,024	18,451	(8)	17,484	Total	74,722	73,043	2

4.       Production Taxes

R$ million
					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 x 2012 (%)
				Brazil
4,044	4,011	1	3,814	Royalties	15,057	14,459	4
4,264	3,932	8	3,986	Special participation charges	15,161	15,783	(4)
40	41	(2)	39	Rental of areas	170	156	9
8,348	7,984	5	7,839	Subtotal - Brazil	30,388	30,398	−
226	236	(4)	235	International	913	903	1
8,574	8,220	4	8,074	Total	31,301	31,301	−

(4Q-2013 x 3Q-2013): Production taxes in Reais in Brazil increased 5% mainly due to the new levels of special participation charges, by the increased production of larger fields that pay special participation charges, partially offset by the 2% decrease in the reference price for domestic oil, that reached an average of R$/bbl 220.92 (US$/bbl 97.06) in the 4Q-2013 compared to R$/bbl 224.35 (US$/bbl 98.06) in the 3Q-2013.

(2013 x 2012): The stability of production taxes in Reais in Brazil was mainly due to the lower production of larger fields that pay special participation charges that offset the 8% increase in the reference price for domestic oil, that reached an average of R$/bbl 208.40 (US$/bbl 96.59) in 2013 compared to R$/bbl 192.73 (US$/bbl 98.63) in 2012.

APPENDIX

5.       Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, for which the main exposure is to the Real relative to the U.S. dollar. As from the mid-May 2013, the Company extended the use of the hedge accounting practice to hedge future exports.

This practice, which is regulated in Brazil by means of Accounting Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement, allows companies to reduce impacts to their periodic results caused by exchange rate changes if they generate future cash flows in currencies other than their local currency of similar amounts but opposite directions. For Petrobras, this mechanism initially includes approximately 70% of the total net debt exposed to changes in foreign exchange rate, hedging portions of our exports for a seven-year period.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt expressed in U.S. dollars, will only affect the Company’s profit and loss when the future exports affect our income statement. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of subsidiaries outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On December 31, 2013, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real relative to other currencies generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

ITEMS	R$ million

	12.31.2013	12.31.2012

Assets	16,853	17,394
Liabilities	(150,581)	(117,203)
Derivatives	741	(1,371)
Hedge Accounting	95,443	−
Total	(37,544)	(101,180)

BY CURRENCY	R$ million

	12.31.2013	12.31.2012

U.S. dollars	(17,369)	(84,578)
Euro	(14,065)	(9,975)
Pounds	(4,068)	(3,466)
Peso	(851)	(1,693)
Yen	(1,191)	(1,468)
Total	(37,544)	(101,180)

6.       Hedge Effect Cash Flow on Exports

R$ million
				Jan-Dec
4Q-2013	3Q-2013	4Q13 x 3Q13 (%)		2013	2012	2013 x 2012 (%)

(6,027)	(1,437)	-	Total of Monetary and Exchange Variation	(17,009)	(7,014)	-
4,578	824	-	Deferred Exchange Variation registered in Shareholders’Equity	13,384	-	-
(321)	(372)	(14)	Reclassification from Shareholders’ Equity to Income Statement	(693)	-	-
(1,770)	(985)	80	Monetary and Exchange Variation, Net	(4,318)	(7,014)	(38)

APPENDIX

7.         Federal Tax Settlement Program (REFIS)

In December 2013, the Company adhered to the Federal Tax Settlement Program (REFIS), taking advantage of the tax benefits introduced by Federal Laws No. 11,941/2009 and No. 12,249/2010, whose deadlines were extended pursuant to Federal Law No. 12,865/2013.

The debts included in REFIS are related to tax debts of CIDE, II, IPI, IOF, IRRF and COFINS. By deciding to adhere the program, the Company voluntarily dismissed all administrative and legal proceedings regarding tax debt disputes. The Company efectively paid R$ 1,297 millon, besides a request to use judicial deposits of R$ 39 million, totalling R$ 1,336 million.

The adhesion to REFIS generated a tax saving of R$ 983 million, due to penalties and interest reductions according to the tax legislation. The amounts recognized on Income Statement that includes reversal of provisions of probable legal proceedings previously accrued are set out in the table below:

EFFECTS ON INCOME STATEMENT	R$ million

2013

Tax expense	(675)
Net finance income (expense)	(661)
1,336
Other operating expenses (reversal of provision of legal proceedings)	772
Income taxes	178
(386)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.